Exhibit 1.01
WEC Energy Group, Inc.
Conflict Minerals Report
for the Year Ended December 31, 2015

This conflict minerals report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Securities and Exchange Commission (“SEC”) adopted the Rule to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). The reporting requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not the conflict minerals fund armed conflict in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (the “Covered Countries”).
1.Company Overview
This report has been prepared by management of WEC Energy Group, Inc. (“WEC,” the “Company,” “we,” “us,” or “our”). The information in this report includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.
On June 29, 2015, we acquired 100% of the outstanding common shares of Integrys Energy Group, Inc. (“Integrys”). Integrys is a provider of regulated natural gas and electricity, as well as nonregulated renewable energy. Integrys also provided compressed natural gas (“CNG”) products and services until the sale of this business, which is discussed in more detail later in this report.
We are a diversified energy holding company with six reportable segments: (1) the Wisconsin segment which includes electric and natural gas utilities and non-utility operations of Wisconsin Electric Power Company (“Wisconsin Electric”), Wisconsin Gas LLC and Wisconsin Public Service Corporation; (2) the Illinois segment which includes the natural gas utility and non-utility operations of The Peoples Gas Light and Coke Company and North Shore Gas Company; (3) the other states segment, which includes the natural gas utility and non-utility operations of Minnesota Energy Resources Corporation and Michigan Gas Utilities Corporation; (4) the electric transmission segment; (5) the W.E. Power, LLC segment, which includes our non-utility subsidiary that owns and leases generating facilities to Wisconsin Electric; and (6) the corporate and other segment.
WEC utilizes a centralized supply chain operation supporting seven utilities in four states and various non-regulated companies with operations throughout the U.S. Given the depth and breadth of the WEC Supply Chain, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. It is not practicable or sensible to conduct a survey of all our suppliers. Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described in section 2 below.

During calendar year 2015, less than one tenth of one percent (0.1%) of our revenues and net income was derived from sales of products that we manufactured or contracted for manufacture that contain conflict minerals. These products were sold by our former subsidiary Integrys Transportation Fuels LLC (“ITF”), which was acquired on June 29, 2015 as part of our acquisition of Integrys. In September 2015, ITF ceased manufacturing operations and we completed the sale of ITF on February 29, 2016. The products manufactured and sold by ITF during the first nine (9) months of 2015 included the following:

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Compressor packages. High-pressure compressor packages for use in CNG fueling applications, including certain components included in the packages. These packages typically consist of a fabricated steel skid, an environmental enclosure, a compressor frame, motors, an assembly of process piping and steel tubing, conduit, wiring, electrical control gear and switchgear, a gas cooler, and other auxiliary components.

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Gas Transports. Gas transports referred to as a gas transport module or “GTM”. The GTM is used to transport CNG from fueling sources (CNG fueling stations) to locations where fuel is required but no permanent source of CNG exists. The GTM consists of an array of U.S. Department of Transportation-approved gas storage vessels packaged in a standard 20-foot shipping container, a trailer, an assembly of process gas tubing, CNG fueling hoses, and assorted process gas devices such as valves and pressure gauges.

-	Spare/Replacement Parts. ITF maintains a large inventory of spare parts for use in CNG fueling applications and re-sells these on occasion to customers.
2.    Conflict Minerals Compliance Process
2.1    Design of Reasonable Country of Origin Inquiry and Due Diligence
Our reasonable inquiry into the source countries of 3TG found in our products (“Reasonable Country of Origin Inquiry”) was designed to provide a reasonable basis for us to determine whether we source 3TG from the Covered Countries. We designed due diligence measures to conform in all material respects with the framework developed by The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.
2.2    Management Systems
Internal Team and Training
During calendar year 2015, the Company had a dedicated member of our supply chain handling all bid events for ITF and acting as the supply chain subject matter expert.
Control Systems
As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other manufacturers and follow industry initiatives related to conflict minerals. We also followed industry wide initiatives on gathering information from our direct suppliers in an effort to ultimately identify smelters and refiners associated with products ITF sources. In 2015, all ITF bid events were created under a specific business unit number in our purchasing system. This automatically triggered the inclusion of language in the bid document explaining the disclosure requirements related to conflict minerals under Dodd-Frank and included mandatory questions suppliers must answer regarding the presence of 3TG in the materials or components ITF is purchasing. This process forced responsive bidders to answer the questions and certify their responses. If the response indicated a bidder’s materials components contained 3TG, additional follow up was undertaken. When appropriate, we took into account the response or lack thereof in the RFP decision making process.
Records Maintenance
We have retained all relevant documentation from our Reasonable Country of Origin Inquiry and internal due diligence.
2.3    Identify and Assess Risk in Our Supply Chain
Because of the nature of the products we assemble or contract to assemble it is difficult for us to identify actors upstream from our direct suppliers as many of the component parts of those products would be considered commercial off the shelf. Ultimately we are forced to rely on our suppliers to provide information on actors upstream from them. In most cases, our suppliers are themselves several steps removed from the smelters and refiners of the 3TG contained in the component parts.
2.4    Design and Implement a Strategy to Respond to Risks
As described above, we participate in industry-wide initiatives to disclose upstream actors in the supply chain.
As detailed in Section 2.2, as part of our risk management plan, we implemented a control around issuing bid events tied to our purchasing system.
We answered all questions that suppliers requiring further clarification presented to us. We then provided suppliers, as appropriate, a copy of the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”) to complete for purposes of conflict minerals tracking.
3.    Due Diligence
Supplier Surveys and Follow-up Engagement
If suppliers indicated by their responses in the bid event documents that the components or materials being purchased contain 3TG we then surveyed those direct suppliers using the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s conflict minerals policy, engagement with its direct suppliers, and a listing of the smelters the direct supplier and its suppliers use. In addition, the Template contains questions about the origin of 3TG included in the direct supplier’s products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool are available on EICC’s website. We understand that many companies are using the Template in their compliance processes related to 3TG.
The Company does support the refinement and expansion of the list of participating smelters through our monitoring of the CFSI program.

4.    Future Due Diligence
As a result of the termination of ITF’s manufacturing operations in September 2015, and the ultimate sale of ITF in February 2016, WEC does not manufacture or contract to manufacture any products that would fall within the scope of Rule 13p-1. However, WEC will continue to maintain appropriate disclosure controls and procedures to provide for compliance with its obligations under Rule 13p-1.
5.    Independent Private Sector Audit
Not required in 2015.

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